Exhibit 99.1

Riskified Announces Board Authorization of Additional $75 Million Under Share Repurchase Program

NEW YORK, June 5, 2026 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in ecommerce fraud and risk intelligence, today announced that on June 4, 2026, the Company's Board of Directors (the “Board”) authorized the repurchase of up to $75 million of the Company’s Class A ordinary shares, subject to the completion of required Israeli regulatory procedures. This authorization is in addition to the Company’s existing $375 million share repurchase authorizations in the aggregate, of which approximately $344.4 million had been utilized as of June 4, 2026.

Any share repurchases under the program may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The Company intends to fund repurchases from existing cash and cash equivalents. Following, and subject to, completion of the required Israeli regulatory procedures, the timing, as well as the number and value of any shares repurchased under the program, will be determined by the Company at its discretion under the Board authorized program and will depend on a variety of factors, including management's assessment of the intrinsic value of the Company's Class A ordinary shares, the market price of the Company's Class A ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The Company is not obligated to acquire any particular amount of Class A ordinary shares under the program, and the program may be suspended, modified or discontinued at any time without prior notice. This press release is neither an offer to purchase nor a solicitation of an offer to buy any securities.

About Riskified
Riskified (NYSE: RSKD) empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the implementation and anticipated benefits of the Repurchase Program are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. The forward-looking statements contained in this press release are subject to various risks and uncertainties, including those discussed under the heading “Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 6, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
Investor Relations:
ir@riskified.com

Corporate Communications:
Cristina Dinozo
Senior Director of Communications
press@riskified.com